

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Mr. David Williams
Chief Executive Officer
Bahamas Concierge, Inc.
0lde Town Mall
11148 Sandyport
Nassau, Bahamas

> **Re: Bahamas Concierge, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2011**
> **File No. 333-176048**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the disclosure in the filing, financial and non-financial information, is very similar to the disclosure in a registration statement filed contemporaneously by another issuer (New York Tutor Company Form S-1 File No. 333-176119). Please advise whether this is coincidence, or why the offerings have been structured so similarly.

2. Based upon the company's nominal assets and lack of operations, the company is considered a shell company. Clearly identify the company as such and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales

of restricted securities.

3. Tell us the background of how you obtained financing from Clear View Capital, Inc., naming all relevant parties and their relationship to you.

4. Revise statements throughout the prospectus that the Company was incorporated on May 2, 2011. The Articles of Incorporation (Exhibit 3.1) indicate incorporation on April 28, 2011.

Registration Statement Cover Page

5. Please check the box which indicates that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Prospectus Summary

The Company Overview, page 5

6. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:
   - The company was only recently incorporated and has no business operations;
   - The company's success depends on its sole officer and director, but the company's sole officer and director:
     - has little experience in the company's proposed business operations; and
     - devotes only part of his time to the company;
   - The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability to raise funds through equity financings or to use its shares as consideration;
   - The company's common stock will likely be a penny stock.

7. Disclose whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Risk Factors, page 7

8. Add risk factors which address:

   - The fact that your $17,634 note payable to Clear View Capital, Inc. is due on demand and you do not have sufficient funds if payment is requested.
   - Your sole officer's lack of any professional training or technical credentials in concierge services and, if true, his lack of experience running a public company with reporting obligations.
   - Your planned dependence on third party vendors and the risk that those vendors may fail to perform or may not live up to the level of service you intend to provide.

Risks Related To The Offering, page 7

You may have limited access to information regarding our business…, page 8

9. Clarify what material reporting obligations will not be required of the company (e.g. compliance with the proxy rules).

Risks Related To Our Business, page 8

We will need to establish additional relationships with local vendors…, page 9

10. Remove the word "additional" from this risk factor heading. We note that you "do not have any verbal or written agreements regarding the retention of any qualified consultants or established vendors."

Risks Relating To The Common Stock, page 10

We may be exposed to potential risks resulting from new requirements…, page 11

11. Disclose why management concluded that internal controls were not effective as of the audit date.

Plan of Distribution; Terms of the Offering, page 13

12. We note that Mr. Williams resides in the Bahamas and will be the sole person selling securities in the offering. Discuss whether he intends to sell securities in the United States, and if so, how.

Description of Business, page 17

13. Further explain the dual pricing structure you intend to implement. For example, we note that your "prices will be affected by the prices [your] vendors charge [you]." Explain whether you intend to purchase services upfront and resell them to your clients at a premium or, instead, if you will receive a fee for referring your clients to third-party providers. In addition, clarify whether you anticipate charging monthly fee subscribes per-service fees. If so, explain the benefit of paying the monthly fee. If not, explain how the monthly fee will or will not cover all costs incurred by you.

Current Operations, page 18

14. Revise to explain when you expect to complete the design and development of your website.

Products and Services, page 18

15. We note that most of the services you intend to offer will ultimately be provided by third-party vendors. Disclose what services you intend to offer directly. For each such service, discuss the assets needed, the costs you expect to incur in acquiring those assets and the timeline in which you expect to so acquire.

Plan of Operations, page 20

16. Discuss any impediments the Company expects in creating a network of third-party affiliated vendors. For example, discuss whether attractive vendors might already have exclusive commitments with other parties. As another example, disclose that some vendors, such as hotels, offer their own concierge services.

Management Discussion And Analysis, page 21

Results Of Operations, page 21

17. Disclose net loss in addition to or in lieu of the loss per share information provided.

Liquidity And Capital Resources, page 22

18. Clarify that because the note payable referenced is due on demand and because you do not currently have sufficient funds to repay it, the current liquidity of the company presents a material risk to investment. Explicitly state that the successful implementation of your business plans is dependent upon receiving sufficient funds from this offering

and/or additional funding from friends family and business acquaintances. Make clear, as stated elsewhere in the filing, that you have received no commitments or indications of interest from potential investors.

Executive Compensation, page 24

19. Disclose how you intend to pay Mr. Williams the $1,000 he is owed per calendar month given your statement on page 13 that "funds from this Offering will not be used to pay Mr. Williams for his services to the Company…"

Committees, page 25

20. We note disclosure here that you "do not currently have an audit, compensation or nominating committee." We further note that article 13 of your Code of Ethics (Exhibit 14.1) states "[t]he Company shall establish an Audit Committee empowered to enforce this Code Of Ethics." Disclose this requirement and discuss when you plan to establish an Audit Committee.

Certain Relationships And Related Transactions, page 26

21. Identify Clear View Capital, Inc. as a promoter of the company. Provide all of the disclosures required by Items 401(g) and 404(c) of Regulation S-K.

Item 15. Recent Sales Of Unregistered Securities, page II-2

22. Revise to correct the statement that the loan from Clear View Capital, Inc. is "non-interest bearing." Statements elsewhere in the filing and the unsecured promissory note (Exhibit 10.1) indicate that the loan bears interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
    Alexandra Falowski
    Carrillo Huettel, LLP